

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Steve Smith
Chief Executive Officer
DecisionPoint Systems, Inc.
8697 Research Drive
Irvine, California 92618

> **Re: DecisionPoint Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 18, 2020**
> **File No. 333-245695**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

Form S-1/A filed December 18, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1. We note your disclosure regarding the uncertainty COVID-19 is having on on your financial condition and results of operations even though many of your customers have been "significantly impacted by COVID-19." However, the pandemic began affecting your customers in March 2020; therefore, it is unclear why you are unable to quantitatively assess the impact of the pandemic on your results of operations and financial condition for the nine months ended September 30, 2020. Please advise or revise accordingly. Consider the staff's guidance, CF Disclosure Guidance Staff: Topic No. 9A published June 23, 2020.

Notes to Consolidated Financial Statements (unaudited)
Note 9. Acquisitions, page F-35

2.   You state that the acquisition of ExtenData will be deemed a significant and therefore, you intend to provide the financial statements for this entity as well as pro forma financial information pursuant to Regulation S-X. Please provide us with your calculations regarding the significance of this acquisition and tell us when you intend to provide such information. Refer to Rule 3-05(b)(4) of Regulation S-X.

   You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor at 202-551-6711 or Larry Spirgel, Associate Director at 202-551-3815 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Peter F. Waltz, Esq.